Exhibit 1.01

Conflict Minerals Report

I.	INTRODUCTION

This Conflict Minerals Report for Thermo Fisher Scientific Inc. (“Thermo Fisher,” the “Company,” “we,” or “our”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1, 2015 to December 31, 2015.

Rule 13p-1 is applicable to SEC issuers that manufacture products where “conflict minerals are necessary to the functionality or production” of the product.1 This regulation requires SEC registrants to disclose annually through the Form SD whether certain minerals (namely tin, tungsten, tantalum, and gold, collectively known as “Conflict Minerals” or “3TG”) originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively referred to as the “Covered Countries”). In certain circumstances, this regulation also requires companies to furnish annually to the SEC a public report outlining the due diligence exercised by the company to determine the source and origin of 3TGs in the product(s) they produce.2

In accordance with this regulation, we designed and executed a supply chain due diligence process in accordance with Annex I of the Organisation for Economic Co-operation and Development’s (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”).3

Forward-Looking Statements

Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934 (the Exchange Act), are made throughout this Report. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “expects,” “seeks,” “estimates,” and similar expressions are intended to identify forward-looking statements. While the Company may elect to update forward-looking statements in the future, it specifically disclaims any obligation to do so, even if the Company’s estimates change and readers should not rely on those forward-looking statements as representing the Company’s views as of any date subsequent to the date of the filing of this report. A number of important factors could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed under the heading, “Future Due Diligence Considerations” in Part IV.

II.	REASONABLE COUNTRY OF ORIGIN INQUIRY

For the second consecutive year, we engaged Assent Compliance (also referred to herein as “Assent”) to assist with our conflict minerals program. Acting on our behalf, Assent conducted the supplier survey portion of our reasonable country of origin inquiry (“RCOI”). The survey employed the Conflict Minerals Reporting Template, version 4.01 (the “CMRT”), developed by the Electronic Industry Citizenship Coalition® and The Global e-Sustainability Initiative (“EICC-GeSI”). The CMRT was developed to facilitate general disclosures and information regarding smelters that provide materials to the supplier. It includes questions regarding the supplier’s conflict-free sourcing policy, the engagement process with its direct suppliers, and identification of the smelters used by the supplier. Non-responsive suppliers were contacted a minimum of three times by the Assent manager, including two follow up communications from the supply chain team. The Company’s project manager pre-approved all correspondence sent by the Assent Compliance system.

After Assent completed all communications as detailed above in connection with the initial survey, the suppliers who had not yet responded (1) representing the highest spend by the Company and (2) supplying the Company with products at high-risk for containing 3TG, were contacted via email and phone by the Company’s procurement team members in order to encourage these suppliers’ response.

[1]	SEC Final Rule p.71
[2]	SEC Final Rule p.71
[3]	OECD (2011), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing.

Assent Compliance’s communications include training and education on the completion of the CMRT form as well as access to a Supplier Success Center designed to alleviate any remaining supplier questions. Assent provided foreign language support for our international suppliers, which included translating survey requests into multiple languages and adding experts that are fluent in other languages to the live chat room located at the Supplier Success Center. Assent Compliance also made available to suppliers their education modules from Assent University. All of these communications, except for those from Assent University, were monitored and tracked in Assent Compliance’s system for future reporting and transparency.

Suppliers that required additional information or clarification in order to complete their response were escalated to the Company’s project manager for direct assistance. The project manager also contacted non-responsive suppliers during the last week of the RCOI.

The Company received survey responses from 62 percent of our 2015 in-scope suppliers, an increase from the approximately 50 percent response rate from 2014. Our 2015 supplier response rate represents approximately 74 percent of our in-scope spend.

III.	DUE DILIGENCE PROGRAM

Design of Due Diligence Measures

Our conflict minerals due diligence framework has been designed to be in line with the steps of the OECD Guidance, as applicable for downstream companies (as the term is defined in the OECD Guidance), in all material respects. In conformity to the OECD Guidance’s five step process, we designed our due diligence measures to:

1.	Establish strong Company management systems for conflict minerals supply chain due diligence and reporting compliance;

2.	Identify and assess conflict minerals risks in our supply chain;

3.	Design and implement strategies to respond to conflict minerals risks identified;

4.	Contribute to independent third-party audits of the due diligence practices of conflict minerals smelters and refiners by participating in industry organizations; and

5.	Report on our conflict minerals supply chain due diligence activities, as required by Rule 13p-1.

Due Diligence Measures Performed

As our RCOI indicated that some of our products contain 3TG minerals sourced from the Covered Countries, we performed due diligence measures in line with the five steps outlined above. This section outlines what each step of our process covered, followed by the procedures we performed to address these requirements.

Step One: Establish strong Company management systems for conflict minerals supply chain due diligence and reporting compliance

Thermo Fisher maintains strong management systems for conflict minerals through the ongoing existence of a cross functional project stakeholder group with representation from the necessary internal departments. This group is led by our legal and sourcing departments, and we continue to employ a dedicated project manager for this process. The project manager provides monthly updates on the program status to management.

We continue to engage a major international accounting firm (the “Consultants”) to assist us in refining our conflict minerals program as well as Assent Compliance to assist with the implementation of the Company’s conflict minerals program.

We developed a conflict minerals statement, which can be viewed on our public website at http://corporate.thermofisher.com/en/responsibility/resources.html and established a project framework captured in our Conflict Minerals Standard Operating Procedure. We also established a supplier code of conduct that requires suppliers to enact reasonable processes to ensure that the products supplied to the Company will eventually be certified as “DRC Conflict-Free” and to assist us with our conflict minerals compliance by making a reasonable, good-faith effort to answer any questions and to provide all materials requested by the Company regarding this initiative; established a grievance mechanism for suppliers and others to report conflict minerals issues to the extent they exist; and included language in our standard forms of master supplier agreement and purchasing terms and conditions requiring suppliers to comply with our supplier code of conduct.

Our contract language, supplier code of conduct, standard operating procedure, and conflict minerals statement are reviewed periodically and revised as needed.

Our supplier code of conduct, Company statement, SEC Form SD and other conflict minerals documents can be found on our public website located at http://corporate.thermofisher.com/en/responsibility/resources.html.

In line with last year’s due diligence considerations and to ensure suppliers understand our expectations, we have provided both video training and documented instructions through Assent Compliance. Additionally, the Company, with the assistance of our Consultants and Assent Compliance, conducted an interactive supplier webinar. The link to the recorded webinar and the slide deck presentation was provided to suppliers that received a survey request from the Company.

Step Two: Identify and assess conflict minerals risks in our supply chain

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult for the Company to identify actors upstream from our direct suppliers.

We rely on suppliers whose materials or components are likely to contain 3TG to provide us with information about the source of 3TG contained in those materials or components.

In an effort to improve our supply chain due diligence for this reporting year, we refined our scoping process to identify a more optimal subset of our supply base. This was accomplished by enlisting our product commodity experts who were tasked to assign 3TG risk levels for each product commodity classification in their respective areas of expertise. In line with last year’s future considerations, our commodity experts reviewed the results of our 2014 survey to support the reassignment of 3TG risk levels for our commodity classifications. This process reduced our in-scope supplier total by 20% from 7,865 in 2014 to 6,280 in 2015.

We provided suppliers a copy of the EICC-GeSI reporting CMRT to complete for purposes of conflict minerals tracking. Furthermore, we reviewed supplier responses contained in their CMRTs with specific suppliers where we needed clarification.

Step Three: Design and implement strategies to respond to conflict minerals risks identified

In response to this risk assessment, the Company has a risk management plan through which the project team manages our conflict minerals program.

Our mitigation process is triggered when a supplier falls into one of the following categories:

•	Suppliers that do not respond;

•	Suppliers that refuse to commit to strengthening their program; and

•	Suppliers that source from non compliant smelters as identified by the Conflict-Free Sourcing Initiative (“CFSI”)

The Company’s procurement teams are provided with a list of suppliers that fall into any of the above categories. Suppliers that fail to implement remediation steps are escalated to our business units for further action, including procurement decisions.

For the second consecutive reporting period, our 2015 program incorporated automated data validation to increase the accuracy of submissions and to identify any contradictory answers in the CMRT. Suppliers with incomplete responses are contacted again and encouraged to resubmit a valid CMRT.

Some of the responses provided by suppliers to the CMRT included the names of facilities listed by the suppliers as smelters or refiners. We do not typically have direct relationships with 3TG smelters and refiners nor do we perform or direct audits of these entities within our supply chain. Assent Compliance compared the facilities listed in the responses to the list of smelters maintained by the CFSI. If a supplier indicated that the facility was certified as “Conflict-Free,” Assent Compliance confirmed that the name was listed by the CFSI. We are working with Assent Compliance to validate the smelter/refiner entries from the submitted CMRTs that are not certified as “Conflict-Free” by the CFSI, including through our involvement in the CFSI as outlined in Step Four.

We continue to evaluate the strength of our suppliers’ programs based on a series of criteria. For the 2015 reporting period, if a supplier’s program was deemed weak according to the above criteria, we began tracking these suppliers’ willingness to improve their program. To date, 161 suppliers have committed to strengthening their program, out of the 953 programs that were deemed weak according to our criteria. Their progress is tracked and measured in the Assent Compliance system.

Additionally, in response to last year’s future considerations, Assent Compliance established a smelter risk rating system based on region, a smelter’s willingness to join an audit body and compliance status. High risk smelters are monitored for compliance within an audit program.

A notable addition to our program is requiring new product development suppliers to provide a conflict minerals response as a prerequisite for activation. Our procurement teams are instructed to search for alternate new product suppliers if the original new product supplier does not provide a conflict minerals response. Prequalifying new suppliers identifies potential uncooperative suppliers before we begin purchasing parts that may contain conflict minerals.

As described in our conflict minerals statement, we intend to engage our suppliers whom we have reason to believe are supplying us with 3TG from sources that may support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD guidance. As of the date of this report, we are not aware of any suppliers who support these activities; however, the CFSI has not finished assessing all smelters in operation.

Step Four: Contribute to independent third-party audits of the due diligence practices of conflict minerals smelters and refiners by participating in industry organizations

As a member of the CFSI, we leveraged the due diligence conducted on smelters and refiners by the CFSI’s Conflict-Free Smelter Program (the “CFSP”). The CFSP independently audits the source, including mines of origin and chain of custody of the 3TG minerals used by smelters and refiners that agree to participate in the CFSP. The smelters and refiners that are found to be CFSP compliant are those for which the independent audit has verified that the smelter’s or refiner’s conflict minerals originated from conflict free mines in the Covered Countries.

In order to further the efforts of the CFSI, we are actively participating on the data collection team that is revising and testing future conflict minerals survey templates. We are also collaborating with the CFSI on many levels, including providing the CFSI with smelter information and communicating directly with the facilities that the CFSI is actively pursuing.

Additionally, the CFSI is developing content for a general supplier training on conflict minerals due diligence, reporting requirements, and supply chain risks. Once finalized, these training modules will be recorded and posted to the CFSI’s eLearning Academy (which is free and available to the public). The CFSI has also developed training targeting smelters interested in undergoing a CFSP audit.

Step Five: Report on our conflict minerals supply chain due diligence activities, as required by Rule 13p-1

Based on the results of the supplier survey and associated supplier due diligence, a Form SD and this Conflict Minerals Report were prepared. This document has been prepared to describe the steps of our conflict minerals process and has been reviewed and approved by the Company’s General Counsel.

To facilitate other companies in their reporting, we also reported the results of our RCOI and supplier due diligence to our customers who solicited a conflict minerals response using the CMRT.

Report of Independent Private Sector Auditor

Pursuant to the SEC Rule, we were not required to have an independent private sector audit for this report. However, we have worked with our external auditor to ensure that our process is auditable in future years. We will continue to develop and build upon our due diligence measures for the current year to increase supplier response and further understand the smelters within our supply chain.

IV.	FUTURE DUE DILIGENCE CONSIDERATIONS

In order to improve on our supply chain due diligence practices from the current year, we plan to incorporate the following measures, among others, for compliance in future years:

•	Ensure we have surveyed a more optimal subset of our supply base by utilizing the survey results from the past two years to help our commodity experts make a more informed decision on project scoping;

•	Contact suppliers that source from high risk smelters and encourage them to mitigate these risks;

•	Conduct an internal audit of our conflict minerals program to assess our program against the OECD Guidance and the Company’s internal requirements;

•	Strengthen our supplier due diligence by expanding supplier training opportunities through Assent University and CFSI eLearning Academy;

•	Request that suppliers certify whether new parts provided during 2016 alter their survey response, if the response was received prior to year end; and

•	Continue to collaborate with the CFSI and Assent Compliance to confirm which facilities identified by our supply chain are valid smelters and refiners and which smelters and refiners are tied to our products.

V.	DUE DILIGENCE RESULTS

After conducting the due diligence described in this report, we have found that none of our responding suppliers that source 3TG from the Covered Countries have reason to believe that they financed armed conflict in the Covered Countries.

Efforts to Determine Mine or Location of Origin

We requested that our suppliers complete the CMRT, which includes the completion of all necessary smelter identification information. This information will enable the validation of these smelters as well as the tracing of the 3TGs to their location of origin. We have determined that seeking this information regarding smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain. To date, we only have partial information and we are working to validate the remaining smelter information to accurately determine the mine and location of origin of the 3TG contained in our products.